ABSA Securities U.S. Inc.

Statement of Financial Condition
And
Report of Independent Registered Public Accounting Firm

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70312

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ABSA Securities U.S. Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Fifth Avenue, Suite 405
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Wilcock	646-844-0282	Tom.Wilcock@Absasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, middle name)

1411 Broadway, 9th Floor	New York	NY	10018-3496
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Thomas Wilcock, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of ABSA Securities U.S. Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABSA SECURITIES U.S. Inc.

Index
December 31, 2024

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
ABSA Securities U.S., Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABSA Securities U.S., Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

New York, New York
February 27, 2025

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ABSA SECURITIES U.S. Inc.

Statement of Financial Condition
As of December 31, 2024

Assets

Cash	$	22,523,966
Deferred tax asset		1,313,560
Receivable from affiliate		785,679
Fixed assets, net		128,708
Income taxes receivable		45,840
Other assets		124,400
Total assets	$	24,922,153

Liabilities and Stockholder's Equity

Liabilities

Subordinated loan	$	16,000,000
Contract liability		2,640,727
Accrued expenses		995,436
Total liabilities		19,636,163

Stockholder's equity

Common stock, $0.01 par value,	
1,000 shares authorized, 425 shares issued, and outstanding	4
Additional paid-in capital	4,249,996
Retained earnings	1,035,990
Total stockholder's equity	5,285,990

Total liabilities and stockholder's equity	$	24,922,153

The accompanying notes are an integral part of this financial statement.

1.   **General information**

1.1 Organization
ABSA Securities U.S. Inc. (the "Company") is a corporation formed under the laws of the State of Delaware on September 6, 2018 as a wholly-owned subsidiary of ABSA Group Limited (the "Parent"), a company organized in South Africa. Effective February 25, 2020, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

1.2 Business Description
The Company was formed to facilitate contacts by its foreign affiliates, including ABSA Bank Limited ("ABL"), with US investors, substantially all of whom will qualify as US institutional investors, pursuant to Rule 15a-6 agreements. ABL distributes research to U.S. institutional investors directly pursuant to SEC Rule 15a-6(a)(2). ABL will also have direct contacts, primarily with U.S. institutional investors, and other U.S. institutional investors, pursuant to SEC Rule 15a-6(a)(3), soliciting transactions in equity and fixed income securities of foreign issuers. The Company will effect the resulting secondary transactions in foreign equity and fixed income securities. The Company also will act as a placement agent or finder in private placements of equity securities under Regulation D or Rule 144A, largely on behalf of foreign issuers, primarily African and sourced largely through ABL.

2.   **Accounting policies**

2.1 Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

2.2 Use of Estimates in the Preparation of Financial Statements
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

2.3 Income Taxes
In accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes,* the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined the Company would be able to realize its deferred tax assets in the future in excess of

its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with ASC 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. The Company has determined there are no uncertain tax positions.

2.4 Cash
Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations and cash flows.

2.5 Receivable from affiliate and payable to affiliate
There was a payable to the affiliate of $38,492 at January 1, 2024 and a receivable of $785,679 from the affiliate at December 31, 2024. The Company had no contract assets or liabilities at January 1, 2024, or December 31, 2024.

The Company received an advancement of five months' worth of 2025 service fees during the year, which amounted to $2,532,431. The contract liability has given rise to $108,296 of interest expenditure for the year. There was no contract liability balance at January 1, 2024 and a balance of $2,640,727 at December 31, 2024.

The Company had no contract assets at January 1, 2024, or December 31, 2024.

2.6 Employee benefits
Staff costs
Short-term employee benefits, including salaries, accrued performance costs, salary deductions and taxes are recognized over the reporting period in which the employees provide the services to which the payments relate. Performance costs are recognized to the extent that the Company has a present obligation to its employees that can be measured reliably and are recognized on an undiscounted basis over the period of service that employees are required to work to qualify for the services.

Cash-settled share-based payments
The Company operates a cash-settled share-based payment plans. The fair value of the amount payable to employees in terms of a cash-settled share-based payment is recognized as an expense, with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date based on AGL's share price. Any changes in the fair value of the liability are recognized as staff costs in profit or loss. No amount is recognized for services received if the awards granted do not vest because of a failure to satisfy a vesting condition.

401k plans
The Company's 401(k) plan is available for all employees. This scheme being a defined-contribution pension scheme as defined in subsection 401(k) of the Internal Revenue Code. The Company's contribution amounts to 6% of the employee's gross compensation.

2.7 Fixed assets

Fixed Assets are stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The useful life for furniture and computer equipment is three years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

3.   Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including soliciting transactions in equity and fixed income securities of foreign issuers as well as distributing research to U.S. institutional investors directly pursuant to SEC Rule 15a-6(a)(2). The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net profit per the Statement of Operations to evaluate the results of the business and predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, as the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 78 percent of its total revenues from a single external customer in 2024.

4.   Fair value of financial assets and liabilities

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, receivable from affiliate, and accrued expenses.

5.   Related party transactions

The Company has entered into a service level agreement (the "Agreement") with ABL to provide the Company with reimbursement of certain costs (plus 16%). At December 31, 2024, the related receivable under the Agreement was $774,689 and is included in receivable from affiliate on the Statement of Financial Condition. The service charges are billed monthly and payable by ABL within 30 days of invoice date. In addition, the Company charges ABL's New York's Representative Office monthly for advisory services, rent and its portion of the Company's credit card charges. At December 31, 2024 the related receivable was $10,990 and is included in the receivable from affiliate on the Statement of Financial Condition.

The Company received an advancement of five months' worth of 2025 service fees during the year, under this Chaperone Agreement, which amounted to $2,532,431 and is included in the Contract liability, on the Statement of Financial Condition.

In December 2024, the Company entered into a subordinated agreement with the Parent for $16,000,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at an interest rate of Daily Compound SOFR plus a margin of 1.75%. Interest payable on this subordinated loan was $10,757 which is included in

ABSA Securities U.S. Inc.

Notes to the Financial Statement
For the year ended December 31, 2024

accrued expenses. The maturity date for this subordinated loan is December 28, 2026.

The activities of the Company included significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

6.   **Fixed assets**

Fixed assets consisted of the following at December 31, 2024:

Furniture & fixtures	$	49,750
Leasehold improvements		396,837
Computer equipment		64,564
Less: accumulated depreciation		(382,443)
	$	128,708

7.   **Income taxes**

Income taxes are accounted in accordance with ASC 740, which requires that deferred tax assets and liabilities for all temporary differences between the book and the tax basis of assets and liabilities. The Company is subject to taxation in the United States and various state jurisdictions.

Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets are as follows:

Deferred tax asset		
Depreciation	$	172,693
Bonus accrual		175,695
Deferred compensation		116,978
Contract liability		848,194
Total deferred tax asset	$	1,313,560

As of December 31, 2024, the Company did not record a valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will be realized.

At December 31, 2024, management believes the Company did not have any uncertain tax positions.

ABSA Securities U.S. Inc.

Notes to the Financial Statement
For the year ended December 31, 2024

8.   Commitments

The Company leases its office space under a leases which expires February 2026. Future minimum annual rental commitments are as follows:

Year ending December 31,		
2025	$	369,740
2026		61,623
	$	431,363

The lease requires a security deposit, in the form of a letter of credit, of $369,740. The deposit was paid by ABL on the Company's behalf.

9.   Regulatory requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company has elected, and was approved by FINRA, to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintains minimum net capital of the greater of $250,000 or 2% of customer debits. At December 31, 2024, the Company's net capital was $18,887,803 which was $18,637,803 in excess of its minimum requirement of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i).

10.   Subsequent events

No other events or transactions subsequent to December 31, 2024 through the date these financial statements were issued would require recognition or disclosure in these financial statements.